Exhibit 4.4

(Translation)

Share Exchange Agreement

Nidec Corporation (“Nidec”) and Nidec-Read Corporation (“Nidec-Read”) hereby enter into this Share Exchange Agreement (this “Agreement”).

Article 1: Share Exchange

Nidec and Nidec-Read shall execute a share exchange (the “Share Exchange”) with Nidec becoming the wholly-owning parent company of Nidec-Read and Nidec-Read becoming the wholly-owned subsidiary of Nidec in accordance with this Agreement, and Nidec will acquire all outstanding shares of Nidec-Read pursuant to the Share Exchange.

Article 2: Trade Names and Addresses of Nidec and Nidec-Read

The trade names and addresses of Nidec and Nidec-Read are as set forth below.

(1)	Nidec

1.	Trade name: Nidec Corporation
2.	Address: 338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto

(2)	Nidec-Read

1.	Trade name: Nidec-Read Corporation
2.	Address: 10 Tsutsumisoto-cho, Nishikyogoku, Ukyo-ku, Kyoto

Article 3: Effective Date

The effective date of the Share Exchange shall be October 1, 2014; provided, however, that the effective date may be modified upon consultations between Nidec and Nidec-Read if necessary based on the progress of the Share Exchange procedures in accordance with Article 790 of the Companies Act. In this case, Nidec-Read shall give public notice of the modified effective date by the day before the pre-modification effective date (if the modified effective date is before the pre-modification effective date, then the modified effective date).

Article 4: Matters relating to the Number of Shares Granted and Allocation of Shares Pursuant to the Share Exchange

1.	When executing the Share Exchange, in exchange for Nidec-Read common stock, Nidec shall grant Nidec common stock equal to the number of Nidec-Read common shares owned multiplied by 0.243 (fractions less than one share shall be rounded down) to Nidec-Read shareholders of record (excluding Nidec; referred to as “Shareholders at the Reference Time”) immediately prior to the acquisition of all Nidec-Read issued shares by Nidec pursuant to the Share Exchange (the “Reference Time”).

2.	When executing the Share Exchange, Nidec shall allocate the Nidec common stock to Shareholders at the Reference Time at a rate of 0.243 shares of Nidec common stock for each one share of Nidec-Read common stock owned.

3.	When executing the Share Exchange, if any of Nidec-Read shareholder receives fractional shares of less than one share of Nidec common stock as a result of allocation pursuant to the preceding subsection at the Reference Time, Nidec shall handle such fractional shares in accordance with Article 234 of the Companies Act.

Article 5: Matters relating to Capital and Reserves

The amounts of Nidec’s capital and reserves to be increased in conjunction with the Share Exchange are set forth below.

Capital:	Zero (0) yen
Capital reserves:	Amount of change in shareholder’s equity stipulated in Article 39 of the Corporate Accounting Rules
Retained earnings reserve:	Zero (0) yen

Article 6: Approval Procedures

1.	Pursuant to Article 796, Paragraph 3 of the Companies Act, Nidec shall execute the Share Exchange without obtaining approval of this Agreement by resolution of its general shareholders meeting; provided, however, that if approval of Nidec’s general shareholders meeting is required pursuant to Article 796, Paragraph 4 of the Companies Act, Nidec shall seek approval of this Agreement and the adoption of resolutions concerning necessary matters from its general shareholders meeting by the day before the effective date.

2.	Nidec-Read shall seek approval of this Agreement and the adoption of resolutions concerning matters necessary for the Share Exchange at its ordinary general shareholders meeting scheduled for June 17, 2014; provided, however, that this may be modified upon consultation between Nidec and Nidec-Read if necessary according to the progress of the Share Exchange procedures.

Article 7: Handling of Treasury Shares

Nidec-Read shall cancel all treasury shares (including any treasury shares acquired from dissenting shareholders exercising their purchase demand rights in connection with the Share Exchange pursuant to Article 785, Paragraph 1 of the Companies Act) that it holds as of the Reference Time effective as of the Reference Time by resolution of Nidec-Read’s board of directors adopted at a meeting to be held by the day before the effective date.

Article 8: Management of Corporate Assets

Nidec and Nidec-Read shall conduct operations and manage and administer their assets with the due care of a good manager from the day of execution of this Agreement until the day before the effective date of the Share Exchange, and any conduct that will have a material impact on those assets and rights and duties shall be performed upon consultation and agreement between Nidec and Nidec-Read.

Article 9: Modification of the Share Exchange Conditions and Cancellation of this Agreement

If during the period from the date of execution of this Agreement until the day before the effective date of the Share Exchange any material changes to the assets or management status of Nidec or Nidec-Read occur, any circumstances that would materially impede execution of the Share Exchange occur, or it otherwise becomes difficult to achieve the objectives of this Agreement, upon consultation between Nidec and Nidec-Read, the share exchange conditions may be modified or this Agreement may be canceled.

Article 10: Effectiveness of this Agreement

If any lawful institutional decisions of Nidec or Nidec-Read specified in Article 6 or permits, licenses, registrations, approvals, and the like from the competent authorities necessary for the execution of the Share Exchange cannot be obtained, this Agreement shall cease to be effective.

Article 11: Consultation Matters

Further to the provisions of this Agreement, Nidec and Nidec-Read shall engage in consultations and make a determination in accordance with the intent of this Agreement concerning any necessary matters relating to the Share Exchange.

IN WITNESS WHEREOF, this Agreement shall be prepared in duplicate, and following execution by Nidec and Nidec-Read, each shall retain one copy.

April 22, 2014

Nidec:

Nidec Corporation
338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto
By: Shigenobu Nagamori, Chairman of the Board, President and Chief Executive Officer

Nidec-Read:

Nidec-Read Corporation
10 Tsutsumisoto-cho, Nishikyogoku, Ukyo-ku, Kyoto
By: Michio Kaida, President and COO